EXHIBIT 99.1

Westlake Chemical OpCo LP
Combined Financial Statements for the year ended December 31, 2015

INDEPENDENT AUDITOR'S REPORT

To the General Partner of Westlake Chemical OpCo LP:

In our opinion, the accompanying balance sheets and the related combined statements of operations, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Westlake Chemical OpCo LP at December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
February 24, 2016

WESTLAKE CHEMICAL OPCO LP
BALANCE SHEETS

	December 31, 2015	December 31, 2014

	(in thousands of dollars)
ASSETS
Current assets
Cash and cash equivalents	$163,430	$131,545
Accounts receivable, net—Westlake Chemical Corporation ("Westlake")	39,655	18,529
Accounts receivable, net—third parties	11,927	37,520
Inventories	3,879	6,634
Prepaid expenses and other current assets	267	212
Total current assets	219,158	194,440
Property, plant and equipment, net	1,020,469	842,057
Other assets, net
Goodwill	5,814	5,814
Deferred charges and other assets, net	38,343	51,919
Total other assets, net	44,157	57,733
Total assets	$1,283,784	$1,094,230
LIABILITIES
Current liabilities
Accounts payable—Westlake	$15,164	$5,332
Accounts payable—third parties	18,737	12,348
Accrued liabilities	21,873	11,225
Total current liabilities	55,774	28,905
Long-term debt payable to Westlake	248,665	227,638
Deferred income taxes	1,392	1,848
Total liabilities	305,831	258,391
Commitments and contingencies (Notes 9 and 14)
EQUITY
Limited partners interest—Westlake	508,038	504,854
Limited partners interest—Westlake Chemical Partners LP	469,915	330,985
Total equity	977,953	835,839
Total liabilities and equity	$1,283,784	$1,094,230
The accompanying notes are an integral part of the combined financial statements.

WESTLAKE CHEMICAL OPCO LP
COMBINED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2015	2014	2013
			Predecessor

	(in thousands of dollars)
Revenue
Net sales—Westlake	$834,918	$1,292,089	$1,603,043
Net co-products, ethylene and feedstock sales—third parties	172,303	457,611	524,704
Total net sales	1,007,221	1,749,700	2,127,747
Cost of sales	624,339	1,003,888	1,255,140
Gross profit	382,882	745,812	872,607
Selling, general and administrative expenses	20,138	26,870	25,451
Income from operations	362,744	718,942	847,156
Other income (expense)
Interest expense—Westlake	(2,691)	(10,499)	(8,032)
Other (expense) income, net	(63)	3,151	7,701
Income before income taxes	359,990	711,594	846,825
Provision for income taxes	672	199,388	300,279
Net income	$359,318	$512,206	$546,546
Less: Predecessor net income prior to initial public offering on August 4, 2014	—	361,334
Net income subsequent to initial public offering	$359,318	$150,872
The accompanying notes are an integral part of the combined financial statements.

WESTLAKE CHEMICAL OPCO LP
COMBINED STATEMENTS OF CHANGES IN EQUITY

	Predecessor	Westlake Chemical OpCo LP
	Net Investment	Limited Partners Interest - Westlake	Limited Partners Interest - Westlake Chemical Partners LP	Total

	(in thousands of dollars)
Balances at December 31, 2012	$273,812	$—	$—	$273,812
Contribution of debt payable to Westlake into net investment	238,600	—	—	238,600
Net income	546,546	—	—	546,546
Net distributions to Westlake	(603,526)	—	—	(603,526)
Balances at December 31, 2013	455,432	—	—	455,432
Net income from January 1, 2014 through August 3, 2014	361,334	—	—	361,334
Net distributions to Westlake prior to initial public offering	(448,101)	—	—	(448,101)
Predecessor net liabilities not assumed by OpCo	239,706	—	—	239,706
Balance as of August 4, 2014 (prior to initial public offering)	608,371	—	—	608,371
Allocation of net investment to partners' capital	(608,371)	573,329	35,042	—
Capital contribution from Westlake Chemical Partners LP	—	—	286,088	286,088
Proceeds from capital contribution from Westlake Chemical Partners LP distributed to Westlake	—	(151,729)	—	(151,729)
Net income from August 4, 2014 through December 31, 2014	—	134,909	15,963	150,872
Quarterly distribution for the period from August 4, 2014 to September 30, 2014	—	(51,655)	(6,108)	(57,763)
Balances at December 31, 2014	—	504,854	330,985	835,839
Net income	—	314,026	45,292	359,318
Capital contribution from Westlake Chemical Partners LP for additional interest	—	—	135,341	135,341
Quarterly distributions	—	(310,842)	(41,703)	(352,545)
Balances at December 31, 2015	$—	$508,038	$469,915	$977,953
The accompanying notes are an integral part of the combined financial statements.

WESTLAKE CHEMICAL OPCO LP
COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2015	2014	2013
			Predecessor

	(in thousands of dollars)
Cash flows from operating activities
Net income	$359,318	$512,206	$546,546
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	81,210	77,611	73,463
Provision for doubtful accounts	170	65	40
Loss from disposition of property, plant and equipment	1,812	1,544	1,905
Deferred income taxes	(456)	8,608	37,054
Income from equity method investment, net of dividends	—	1,073	402
Changes in operating assets and liabilities
Accounts receivable—third parties	25,424	(31,551)	14,352
Net accounts receivable—Westlake	(10,084)	(13,197)	—
Inventories	2,755	24,686	(6,057)
Prepaid expenses and other current assets	(55)	(624)	(150)
Accounts payable	1,102	(5,181)	7,362
Accrued and other liabilities	1,383	19,476	(20,852)
Other, net	(3,332)	8,588	(51,556)
Net cash provided by operating activities	459,247	603,304	602,509
Cash flows from investing activities
Additions to property, plant and equipment	(231,185)	(202,823)	(223,130)
Settlements of derivative instruments	—	(133)	(6,920)
Net cash used for investing activities	(231,185)	(202,956)	(230,050)
Cash flows from financing activities
Proceeds from debt payable to Westlake	156,368	181,642	231,067
Repayment of debt payable to Westlake	(135,341)	—	—
Capital contribution from Westlake Chemical Partners LP for additional interest	135,341	—	—
Quarterly distributions	(352,545)	(57,763)	—
Repayment of debt payable to Westlake with proceeds from the capital contribution from Westlake Chemical Partners LP	—	(78,940)	—
Capital contribution from Westlake Chemical Partners LP	—	286,088
Proceeds from capital contribution from Westlake Chemical Partners LP distributed to Westlake	—	(151,729)	—
Net distributions to Westlake prior to initial public offering	—	(448,101)	(603,526)
Net cash used for financing activities	(196,177)	(268,803)	(372,459)
Net increase in cash and cash equivalents	31,885	131,545	—
Cash and cash equivalents at beginning of the year	131,545	—	—
Cash and cash equivalents at end of the year	$163,430	$131,545	$—
The accompanying notes are an integral part of the combined financial statements.

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS
(in thousands of dollars)

1. Description of Business and Significant Accounting Policies
Description of Business
Westlake Chemical OpCo LP ("OpCo") was formed on May 6, 2014 by Westlake. On August 4, 2014, Westlake Chemical Partners LP , a Delaware limited partnership formed in March 2014 (the "Partnership"), completed its initial public offering (the "IPO") of 12,937,500 common units representing limited partner interests in OpCo. In connection with the IPO, the Partnership acquired a 10.6% interest in OpCo and a 100% interest in Westlake Chemical OpCo GP LLC ("OpCo GP"), the general partner of OpCo. On April 29, 2015, the Partnership purchased an additional 2.7% newly-issued limited partner interest in OpCo for approximately $135,341, resulting in an aggregate 13.3% limited partner interest in OpCo effective April 1, 2015. As of April 1, 2015, Westlake retained an 86.7% noncontrolling interest in OpCo. OpCo owns three natural gas liquids processing facilities and a common carrier ethylene pipeline (collectively, the "Contributed Assets").
References in these financial statements to the Partnership, OpCo and OpCo GP used in the present tense or prospectively refer to the period subsequent to the IPO. References in these financial statements to the "Predecessor" refer to Westlake Chemical Partners LP Predecessor, the Partnership's and OpCo's predecessor for accounting purposes and refer to the time periods prior to the IPO. References to "Westlake" refer collectively to Westlake Chemical Corporation and its subsidiaries, other than the Partnership, OpCo and OpCo GP. In connection with the IPO, OpCo and Westlake entered into an ethylene sales agreement (the "Ethylene Sales Agreement") pursuant to which OpCo generates a substantial majority of its revenue. For more information, see Note 2 to the combined financial statements.
OpCo sells ethylene production in excess of volumes sold to Westlake, as well as all of the co-products resulting from the ethylene production, including propylene, crude butadiene, pyrolysis gasoline and hydrogen, directly to third parties on either a spot or contract basis. Co-products sold to third parties continue to be transported by rail or truck. Net proceeds (after transportation and other costs) from the sales of ethylene co-products that result from the production of ethylene purchased by Westlake are netted against the ethylene price charged to Westlake under the Ethylene Sales Agreement, thereby reducing OpCo's exposure to fluctuations in the market prices of these co-products.
OpCo's operations consist of activities relating solely to the Contributed Assets. The Predecessor's operations consisted of the entire ethylene business of Westlake, including the activities of the Contributed Assets, as well as activities which were retained by Westlake. Ethylene business activities retained by Westlake include, but are not limited to, procuring feedstock, managing inventory and commodity risk and transporting ethylene from manufacturing facilities.
Basis of Presentation
The accompanying combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States.
All financial information presented for the periods after the IPO represents the results of operations, financial position and cash flows of OpCo. Financial information for the periods prior to the IPO represents the combined results of operations, financial position and cash flows of the Predecessor. The combined financial statements for the years ended December 31, 2014 and 2013 were prepared as follows:

•
The combined statement of operations for the year ended December 31, 2014 consists of the results of OpCo for the period from August 4, 2014 through December 31, 2014 and the combined results of the Predecessor for the period from January 1, 2014 through August 3, 2014 and for the year ended December 31, 2013.

•
The combined statement of cash flows for the year ended December 31, 2014 consists of the results of OpCo for the period from August 4, 2014 through December 31, 2014 and the combined results of the Predecessor for the period from January 1, 2014 through August 3, 2014 and for the year ended December 31, 2013.

•
The combined statement of changes in equity for the year ended December 31, 2014 consists of the combined activity for the Predecessor prior to August 4, 2014, and the activity for OpCo at and subsequent to the IPO on August 4, 2014 through December 31, 2014. The combined statement of changes in equity for the year ended December 31, 2013 consists entirely of the combined activity of the Predecessor.

The combined statements of operations for the periods before August 4, 2014 include expense allocations for certain functions historically performed by Westlake and allocated to the ethylene business, including allocations of general corporate

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars)

expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives and stock-based compensation. These allocations were based primarily on direct usage, when identifiable, with the remainder allocated on the basis of fixed assets, headcount or other measures. Management believes the assumptions underlying the combined financial statements, including the assumptions regarding the allocation of expenses from Westlake, are reasonable and reflect all costs related to the operations of the Predecessor, including those incurred by Westlake on behalf of the Predecessor. Nevertheless, the combined financial statements may not include all of the expenses that would have been incurred had the Predecessor been a stand-alone company during the periods presented and may not reflect its results of operations, financial position and cash flows had the Predecessor been a stand-alone company during the periods presented.
Cash and Cash Equivalents
Cash equivalents consist of highly liquid investments that are readily convertible into cash and have a maturity of three months or less at the date of acquisition.
Allowance for Doubtful Accounts
The determination of the allowance for doubtful accounts is based on estimation of the amount of accounts receivable that OpCo believes are unlikely to be collected. Estimating this amount requires analysis of the financial strength of OpCo's customers, the use of historical experience, OpCo's accounts receivable aged trial balance and specific collectibility analysis. The allowance for doubtful accounts is reviewed quarterly. Past due balances over 90 days and high risk accounts, as determined by the analysis of financial strength of customers, are reviewed individually for collectibility.
Inventories
Inventories primarily include product, material and supplies. Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") or average method.
Property, Plant and Equipment
Property, plant and equipment are carried at cost, net of accumulated depreciation. Cost includes expenditures for improvements and betterments that extend the useful lives of the assets and interest capitalized on significant capital projects.
Interest expense is capitalized for qualifying assets under construction. Capitalized interest costs are included in property, plant and equipment and are depreciated over the useful life of the related asset. Capitalized interest was $5,116 for the year ended December 31, 2015 and $2,638 for the period from August 4, 2014 to December 31, 2014. Repair and maintenance costs are charged to operations as incurred. Gains and losses on the disposal or retirement of property, plant and equipment are reflected in the statement of operations when the assets are sold or retired.
The accounting guidance for asset retirement obligations requires the recording of liabilities equal to the fair value of asset retirement obligations and corresponding additional asset costs, when there is a legal asset retirement obligation as a result of existing or enacted law, statute or contract. OpCo has conditional asset retirement obligations for the removal and disposal of hazardous materials from certain of OpCo's manufacturing facilities. However, no asset retirement obligations have been recognized because the fair value of the conditional legal obligation cannot be measured due to the indeterminate settlement date of the obligation. Settlement of these conditional asset retirement obligations is not expected to have a material adverse effect on OpCo's financial condition, results of operations or cash flows in any individual reporting period.
Depreciation is provided by utilizing the straight-line method over the estimated useful lives of the assets as follows:

Classification	Years

Buildings and improvements	25
Plant and equipment	25
Ethylene pipeline	35
Other	3-10

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars)

Impairment of Long-Lived Assets
The accounting guidance for the impairment or disposal of long-lived assets requires that OpCo assess long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, including when negative conditions such as significant current or projected operating losses exist. Other factors considered by OpCo when determining if an impairment assessment is necessary include, but are not limited to, significant changes or projected changes in supply and demand fundamentals (which would have a negative impact on operating rates or margins), new technological developments, new competitors with significant raw material or other cost advantages, adverse changes associated with the United States and world economies and uncertainties associated with governmental actions. Long-lived assets assessed for impairment are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. Assets are considered to be impaired if the carrying amount of an asset exceeds the future undiscounted cash flows. The impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or estimated fair value less costs to sell.
Impairment of Intangible Assets
The accounting guidance for goodwill and intangible assets requires that goodwill and indefinite-lived intangible assets be tested for impairment at least annually. Other intangible assets with finite lives are amortized over their estimated useful life and reviewed for impairment in accordance with the provisions of the accounting guidance. As of December 31, 2015, OpCo recorded goodwill of $5,814. See Note 8 for more information on OpCo's annual goodwill impairment test.
Turnaround Costs
OpCo accounts for turnaround costs under the deferral method. Turnarounds are the scheduled and required shutdowns of specific operating units in order to perform planned major maintenance activities. The costs related to the significant overhaul and refurbishment activities include maintenance materials, parts and direct labor costs. The costs of the turnaround are deferred when incurred at the time of the turnaround and amortized (within depreciation and amortization) on a straight-line basis until the next planned turnaround, which ranges from three to six years. Deferred turnaround costs are presented as a component of other assets, net. The cash outflows related to these costs are included in operating activities in the statement of cash flows.
Exchanges
OpCo enters into inventory exchange transactions with respect to ethylene. These exchanges are settled in like-kind quantities and are valued at lower of cost or market. Cost is determined using the FIFO method.
Concentration of Credit Risk
Financial instruments which potentially subject OpCo to concentration of risk consist principally of trade receivables from third-party customers who purchase ethylene and ethylene co-products. OpCo performs periodic credit evaluations, as applicable, of the customers' financial condition and generally does not require collateral. OpCo maintains allowances for potential losses, as applicable.
Revenue Recognition
Revenue is recognized when persuasive evidence of an arrangement exists, products are delivered to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. Title and risk of loss passes to the customer upon delivery under executed customer purchase orders or contracts. Provisions for discounts, rebates and returns are provided for in the same period as the related sales are recorded.
Environmental Costs
Environmental costs relating to current operations are expensed or capitalized, as appropriate, depending on whether such costs provide future economic benefits. Remediation liabilities are recognized when the costs are considered probable and can be reasonably estimated. Measurement of liabilities is based on currently enacted laws and regulations, existing technology and undiscounted site-specific costs. Environmental liabilities in connection with properties that are sold or closed are realized upon

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars)

such sale or closure, to the extent they are probable and estimable and not previously reserved. Recognition of any joint and several liabilities is based upon OpCo's best estimate of its final pro rata share of the liability.
Fair Value of Financial Instruments
The amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, net and accounts payable approximate their fair value due to the short maturities of these instruments. The fair value of OpCo's promissory notes payable to Westlake, which were assumed by OpCo in connection with the IPO (the "August 2013 Promissory Notes"), at December 31, 2014, approximates the fair value. The fair value of OpCo's senior unsecured revolving credit facility debt differs from the carrying value. The fair value of the financial instruments is estimated using quoted market prices in active markets and observable market-based inputs or unobservable inputs that are corroborated by market data when active markets are not available or unobservable inputs that are not corroborated by market data. See Note 11 for more information on the fair value of financial instruments.
Income Taxes
OpCo is a limited partnership and is treated as a partnership for U.S. federal income tax purposes and, therefore, is not liable for entity-level federal income taxes. OpCo is, however, subject to state and local income taxes. The Predecessor's operating results were included in Westlake's consolidated U.S. federal and state income tax returns. Amounts presented in the combined financial statements prior to the IPO relate to income taxes that have been determined on a separate tax return basis and the Predecessor's contribution to Westlake Chemical Corporation's net operating losses and tax credits have been included in the Predecessor's financial statements. The Predecessor utilized the liability method of accounting for deferred income taxes. Under the liability method, deferred tax assets or liabilities are recorded based upon temporary differences between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities during the period. Valuation allowances were recorded against deferred tax assets when it was considered more likely than not that the deferred tax assets will not be realized on a separate tax return basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Net Investment
In the combined statements of changes in equity, net investment represents Westlake's historical investment in the Predecessor, its accumulated net earnings after taxes and the net effect of transactions with, and allocations from, Westlake.
Other Assets
Certain other assets (see Note 8) are amortized over periods ranging from five to 15 years using the straight-line method.
Comprehensive Income
OpCo has reported no comprehensive income in the years presented due to the absence of items of other comprehensive income.
2. Initial Public Offering and Purchase of Additional Interests
Initial Public Offering
On July 30, 2014, the Partnership's common units began trading on the New York Stock Exchange under the ticker symbol "WLKP." On August 4, 2014, the Partnership completed the IPO of 12,937,500 common units at a price to the public of $24.00 per unit ($22.53 per unit net of underwriting discount), including 1,687,500 common units that were issued pursuant to the exercise in full of the underwriters' over-allotment option.

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars)

In connection with the IPO, in exchange for Westlake's contribution of a 5.8% limited partner interest in OpCo and OpCo's general partner interest to the Partnership, Westlake received:

•	1,436,115 common units and 12,686,115 subordinated units; and

•	the Partnership's general partner interest and its incentive distribution rights.
The Partnership received net proceeds of $286,088 from the IPO, net of underwriting discounts, structuring fees and offering expenses of approximately $24,412. The Partnership used the net proceeds from the IPO to purchase an additional 4.8% limited partner interest in OpCo, resulting in the Partnership owning a 10.6% limited partner interest in OpCo.
From the period beginning August 4, 2012 to July 31, 2013, Westlake incurred approximately $151,729 in capital expenditures (the "Pre-August 2013 Capex") with respect to the assets contributed to OpCo. The portion of these capital expenditures incurred before January 1, 2013 was accounted for as an adjustment to net investment, as it was funded through equity. The portion of the capital expenditures incurred from January 1, 2013 through July 31, 2013 was accounted for as a liability and is reflected as such on the Predecessor's combined financial statements, and the associated liability was retained by Westlake in connection with the IPO. During the period from August 1, 2013 through August 3, 2014, Westlake funded capital expenditures of $246,056 related to the Contributed Assets under the terms of the August 2013 Promissory Notes. At the closing of the IPO, the outstanding balance of the August 2013 Promissory Notes was $246,056.
OpCo used the $286,088 it received from the Partnership in exchange for a 4.8% limited partner interest in OpCo to (1) establish a $55,419 turnaround reserve, (2) reimburse Westlake $151,729 for the Pre-August 2013 Capex, and (3) repay $78,940 of the August 2013 Promissory Notes assumed by OpCo. Immediately after the repayment, the outstanding indebtedness payable to Westlake under the August 2013 Promissory Notes was $167,116.
Agreements with Westlake and Related Parties
The agreements described below became effective on August 4, 2014, concurrent with the closing of the IPO.
Ethylene Sales Agreement
OpCo entered into a 12-year ethylene sales agreement with Westlake (the "Ethylene Sales Agreement"). The Ethylene Sales Agreement requires Westlake to purchase a minimum volume of ethylene each year equal to 95% of OpCo's planned ethylene production per year (the "Minimum Commitment"), subject to certain exceptions and a maximum commitment of 3.8 billion pounds per year. So long as Westlake is not in default under the Ethylene Sales Agreement, if OpCo's actual production exceeds planned production, Westlake has the option to purchase up to 95% of the excess production (the "Excess Production Option").
The fee for each pound of ethylene purchased by Westlake from OpCo up to the Minimum Commitment in any calendar year will equal:

•
the actual price OpCo pays Westlake to purchase ethane (or other feedstock, such as propane, if applicable) to produce each pound of ethylene, subject to a specified cap and a floor on the amount of feedstock that should be needed to produce each pound of ethylene; plus

•
the actual price OpCo pays Westlake to purchase natural gas to produce each pound of ethylene, subject to a specified cap and a floor on the amount of natural gas that should be needed to produce each pound of ethylene; plus

•	OpCo's estimated operating costs (including selling, general and administrative expenses), divided by OpCo's planned ethylene production for the year (in pounds); plus

•	a five-year average of OpCo's expected future maintenance capital expenditures and other turnaround expenditures, divided by OpCo's planned ethylene production capacity for the year (in pounds); less

•
the proceeds (on a per pound of ethylene basis) received by OpCo from the sale of co-products (including, but not limited to, propylene, crude butadiene, pyrolysis gasoline and hydrogen) associated with producing the ethylene purchased by Westlake; plus

•	a $0.10 per pound margin.
The fee for the Excess Production Option, if exercised, equals OpCo's estimated variable operating costs of producing the incremental ethylene, net of revenues from co-products sales plus a $0.10 per pound margin.

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars)

The estimated operating costs and the expected future maintenance capital expenditures and other turnaround expenditures will be adjusted at the end of each year, to be applicable for the fee for the next calendar year, to reflect certain changes in forecasted costs.
The result of the fee structure is that OpCo should recover the portion of its total operating costs and maintenance capital expenditures and other turnaround expenditures corresponding to the portion of OpCo's aggregate production that is purchased by Westlake. Any shortfall in recovery of such costs is recognized during the current year and is recoverable from Westlake in the subsequent year.
The Ethylene Sales Agreement has an initial term extending until December 31, 2026 and automatically renews thereafter for successive 12-month terms unless terminated.
Feedstock Supply Agreement
OpCo entered into a feedstock supply agreement with Westlake, pursuant to which Westlake agreed to sell to OpCo ethane and other feedstock in amounts sufficient for OpCo to produce the ethylene to be sold under the Ethylene Sales Agreement (the "Feedstock Supply Agreement"). The Feedstock Supply Agreement provides that OpCo may obtain feedstock from Westlake based on Westlake's total cost of purchasing and delivering the feedstock, including applicable transportation, storage and other costs. Title and risk of loss for all feedstock purchased by OpCo through the Feedstock Supply Agreement passes to OpCo upon delivery to one of three delivery points described in the Feedstock Supply Agreement.
The Feedstock Supply Agreement has an initial term extending until December 31, 2026 and automatically renews thereafter for successive 12-month terms unless terminated by either party; provided, however, that such agreement can only be renewed in the event the Ethylene Sales Agreement is renewed simultaneously. The Feedstock Supply Agreement may, in certain circumstances, terminate concurrently with the termination of the Ethylene Sales Agreement.
Services and Secondment Agreement
OpCo entered into a Services and Secondment Agreement with Westlake, pursuant to which OpCo provides Westlake with certain services required for the operation of Westlake's facilities; and Westlake provides OpCo with comprehensive operating services for OpCo's facilities, ranging from services relating to the maintenance and operations of the common facilities necessary for the operation of OpCo's units, to making available certain shared utilities such as electricity and natural gas that are necessary for the operation of OpCo's units. Westlake also seconds employees to OpCo to allow OpCo to operate its facilities. Such seconded employees are under the control of OpCo while they work on OpCo's facilities.
The Services and Secondment Agreement has an initial 12-year term. The Services and Secondment Agreement may be renewed thereafter upon agreement of the parties and shall automatically terminate if the Ethylene Sales Agreement terminates under certain circumstances. Westlake and OpCo each can terminate the Services and Secondment Agreement under certain circumstances, including if the other party materially defaults on the performance of its obligations and such default continues for a 30-day period.
Site Lease Agreements
OpCo entered into two site lease agreements with Westlake pursuant to which Westlake leases to OpCo the real property underlying Lake Charles Olefins and Calvert City Olefins, respectively, and grants OpCo rights to access and use certain other portions of Westlake's natural gas liquids processing facilities that are necessary to operate OpCo's production facilities. OpCo owes Westlake one dollar per site per year. The site lease agreements each have a term of 50 years. Each of the site lease agreements may be renewed if agreed by the parties.
Omnibus Agreement
OpCo, the Partnership and certain related parties entered into an Omnibus Agreement with Westlake that addresses (1) Westlake's indemnification of OpCo and the Partnership for certain matters, including environmental and tax matters, (2) the provision by Westlake of certain management and other general and administrative services to OpCo and the Partnership and its general partner and (3) OpCo and the Partnership's reimbursement to Westlake for such services. The Omnibus Agreement also addresses Westlake's right of first refusal on any proposed transfer of the natural gas liquids processing facilities that serve Westlake's other facilities and Westlake's right of first refusal on any proposed transfer of the Partnership's equity interests in OpCo.

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars)

Purchase of Additional Interests in OpCo
On April 29, 2015, the Partnership purchased an additional 2.7% newly-issued limited partner interest in OpCo for approximately $135.3 million, resulting in an aggregate 13.3% limited partner interest in OpCo effective April 1, 2015. Westlake owns the remaining 86.7% limited partner interest in OpCo.
3. Recent Accounting Pronouncements
Revenue from Contracts with Customers
In May 2014, the Financial Accounting Standards Board ("FASB") issued an accounting standards update on a comprehensive new revenue recognition standard that will supersede the existing revenue recognition guidance. The new accounting guidance creates a framework by which an entity will allocate the transaction price to separate performance obligations and recognize revenue when each performance obligation is satisfied. Under the new standard, entities will be required to use judgment and make estimates, including identifying performance obligations in a contract, estimating the amount of variable consideration to include in the transaction price, allocating the transaction price to each separate performance obligation and determining when an entity satisfies its performance obligations. The standard allows for either "full retrospective" adoption, meaning that the standard is applied to all of the periods presented with a cumulative catch-up as of the earliest period presented, or "modified retrospective" adoption, meaning the standard is applied only to the most current period presented in the financial statements with a cumulative catch-up as of the current period. In July 2015, the FASB deferred the effective date for the revenue recognition standard. The accounting standard will now be effective for reporting periods beginning after December 15, 2017. OpCo is in the process of evaluating the impact that the new accounting guidance will have on its financial position, results of operations and cash flows.
Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items
In January 2015, the FASB issued an accounting standards update to simplify income statement classification by removing the concept of extraordinary items from U.S. GAAP. Under the new standard, an unusual and infrequent event or transaction is no longer allowed to be separately disclosed as "extraordinary." The standard retains the existing requirement to separately present items that are of an unusual nature or occur infrequently on a pre-tax basis within income from continuing operations. The new guidance also requires similar separate presentation of items that are both unusual and infrequent on a pre-tax basis within income from continuing operations. The standard allows for either prospective or retrospective application. If adopted prospectively, both the nature and amount of any subsequent adjustments to previously reported extraordinary items must be disclosed. The accounting standard will be effective for reporting periods beginning after December 15, 2015 and is not expected to have an impact on OpCo's financial position, results of operations and cash flows.
Simplifying the Measurement of Inventory
In July 2015, the FASB issued an accounting standards update that requires entities to measure inventory at the lower of cost or net realizable value rather than at the lower of cost or market. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Under the new standard, entities will no longer need to calculate other measures of "market." The new accounting guidance applies only to inventories for which cost is determined by methods other than last-in first-out and the retail inventory method. The accounting standard will be effective for reporting periods beginning after December 15, 2016 and is not expected to have a significant impact on OpCo's financial position, results of operations and cash flows.
Balance Sheet Classification of Deferred Taxes
In November 2015, the FASB issued an accounting standards update that requires that all deferred tax assets and liabilities, along with any related valuation allowance, to be classified as noncurrent on the balance sheet. As a result, each jurisdiction will now only have one net noncurrent deferred tax asset or liability. The new guidance does not change the existing requirement that only permits offsetting within a jurisdiction. The accounting standard will be effective for reporting periods beginning after December 15, 2016 and is not expected to have an impact on OpCo's financial position, results of operations and cash flows. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period.

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars)

4. Financial Instruments
Cash Equivalents
OpCo had $150,031 and $40,003 of held-to-maturity securities with original maturities of three months or less, primarily consisting of corporate debt securities, classified as cash equivalents at December 31, 2015 and December 31, 2014, respectively. OpCo's investments in held-to-maturity securities are held at amortized cost, which approximates fair value.
5. Accounts Receivable—Third Parties
Accounts receivable—third parties consist of the following:

	December 31,
	2015	2014
Trade customers	$12,097	$37,514
Allowance for doubtful accounts	(170)	—
	11,927	37,514
Other	—	6
Accounts receivable, net—third parties	$11,927	$37,520
6. Inventories
Inventories consist of the following:

	December 31,
	2015	2014
Finished products	$3,527	$6,257
Feedstock, additives and chemicals	352	377
Inventories	$3,879	$6,634
7. Property, Plant and Equipment
Property, plant and equipment consist of the following:

	December 31,
	2015	2014
Building and improvements	$16,124	$14,961
Plant and equipment	1,231,684	1,151,091
Other	67,353	61,533
	1,315,161	1,227,585
Less: Accumulated depreciation	(601,980)	(550,568)
	713,181	677,017
Construction in progress	307,288	165,040
Property, plant and equipment, net	$1,020,469	$842,057
Depreciation expense on property, plant and equipment of $64,369, $60,004 and $57,299 is included in cost of sales in the combined statements of operations for the years ended December 31, 2015, 2014 and 2013, respectively.

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars)

8. Other Assets
Other assets consist of the following:

	December 31, 2015			December 31, 2014
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net	Weighted Average Life
Intangible Asset—Goodwill	$5,814	$—	$5,814	$5,814	$—	$5,814
Deferred charges and other assets
Turnaround costs	100,020	(67,767)	32,253	96,835	(51,536)	45,299	6
Other	8,710	(2,620)	6,090	8,662	(2,042)	6,620	15
Total deferred charges and other assets	108,730	(70,387)	38,343	105,497	(53,578)	51,919
Other assets, net	$114,544	$(70,387)	$44,157	$111,311	$(53,578)	$57,733
Amortization expense on other assets of $16,841, $17,607 and $16,164 is included in the combined statements of operations for the years ended December 31, 2015, 2014 and 2013, respectively.
Goodwill
The impairment test for the recorded goodwill was performed in October 2015 and did not indicate impairment of the goodwill. The fair value of the goodwill was calculated using both a discounted cash flow methodology and a market value methodology. The discounted cash flow projections were based on a nine-year forecast, from 2016 to 2024, to reflect the cyclicality of OpCo's business. The forecast was based on (1) prices and spreads projected by IHS Chemical, a chemical industry organization offering market and business advisory services for the chemical market, for the same period, and (2) estimates by management, including their strategic and operational plans. Other significant assumptions used in the discounted cash flow projection included sales volumes based on current capacities. The future cash flows were discounted to present value using a discount rate of 8.8%. The significant assumptions used in determining the fair value of the reporting unit using the market value methodology include the determination of appropriate market comparables and the estimated multiples of EBITDA a willing buyer is likely to pay. Under the discounted cash flow methodology, even if the fair value of OpCo decreased by 10%, the carrying value of OpCo would not exceed its fair value.
9. Long-Term Debt
Long-term debt consists of the following:

	December 31,
	2015	2014
August 2013 Promissory Notes (variable interest rate of prime plus 1.5%, original scheduled maturity of August 1, 2023)	$31,775	$167,116
OpCo Revolver (variable interest rate of London Interbank Offered Rate ("LIBOR") plus 3.0%, original scheduled maturity of August 4, 2019)	216,890	60,522
Long-term debt payable to Westlake	$248,665	$227,638
In 2013, the August 2013 Promissory Notes were issued for capital expenditures incurred by Westlake on behalf of the Predecessor's operations. Proceeds drawn under the August 2013 Promissory Notes during 2014 were used to fund capital expenditures at the Predecessor's ethylene plants. In connection with the IPO, OpCo assumed the August 2013 Promissory Notes and used proceeds from the IPO to repay a portion of the balance it assumed. See Note 2 for a description of the August 2013 Promissory Notes and proceeds used to repay balances of such promissory notes assumed in connection with the IPO.
In connection with the IPO on August 4, 2014, OpCo entered into a $600,000 senior unsecured revolving credit facility agreement with Westlake (the "OpCo Revolver"). The OpCo Revolver accrues interest quarterly at a rate of LIBOR plus 3.0%, which may be paid-in-kind as an addition to the principal at OpCo's option. Proceeds drawn under the OpCo Revolver during 2015 were used to fund capital expenditures at OpCo's ethylene plants.

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars)

As of December 31, 2015, OpCo was in compliance with all of the covenants under the August 2013 Promissory Notes and the OpCo Revolver.
The weighted average interest rate on all long-term debt was 4.23% and 4.35% at December 31, 2015 and 2014, respectively.
As of December 31, 2015, OpCo had no maturities of long-term debt until 2019. The OpCo Revolver matures on August 4, 2019, and the August 2013 Promissory Notes mature on August 1, 2023.
10. Related Party Transactions
OpCo regularly enters into related party transactions with Westlake. See below for a description of transactions with related parties.
Sales to Related Parties
OpCo sells ethylene to Westlake under the Ethylene Sales Agreement. Additionally, OpCo from time to time provides other services or products for which it charges Westlake a fee. Prior to the IPO, the Predecessor sold the majority of its ethylene to Westlake for use in Westlake's downstream operations.
Sales to related parties were as follows:

	Year Ended December 31,
	2015	2014	2013
			Predecessor
Net sales—Westlake	$834,918	$1,292,089	$1,603,043
Cost of Sales from Related Parties
Charges for goods and services purchased by OpCo from Westlake and included in cost of sales relate primarily to feedstock purchased under the Feedstock Supply Agreement and services provided under the Services and Secondment Agreement. Prior to the IPO, services provided by Westlake and included in cost of sales related primarily to services provided by employees of Westlake Management Services, Inc., a subsidiary of Westlake. The cost of services provided by employees of Westlake Management Services, Inc. was allocated to the Predecessor's operations primarily on the basis of direct usage.
Charges from related parties in cost of sales were as follows:

	Year Ended December 31,
	2015	2014	2013
			Predecessor
Feedstock purchased from Westlake and included in cost of sales	$307,582	$155,232	$—
Other charges from Westlake and included in cost of sales	74,050	60,264	61,770
Total	$381,632	$215,496	$61,770
Services from Related Parties Included in Selling, General and Administrative Expenses
Charges for services purchased by OpCo from Westlake and included in selling, general and administrative expenses primarily relate to services Westlake performs on behalf of OpCo under the Omnibus Agreement, including OpCo's finance, legal, information technology, human resources, communication, ethics and compliance and other administrative functions. Prior to the IPO, the Predecessor was allocated costs incurred by Westlake on its behalf for similar functions. These allocations were based primarily on the basis of direct usage when identifiable, with the remainder allocated on the basis of fixed assets, headcount or other measure.

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars)

Charges from related parties included within selling, general and administrative expenses were as follows:

	Year Ended December 31,
	2015	2014	2013
			Predecessor
Services received from Westlake and included in selling, general and administrative expenses	$19,822	$20,420	$24,054
Goods and Services from Related Parties Capitalized as Assets
Charges for goods and services purchased by OpCo from Westlake which were capitalized as assets relate primarily to the services of Westlake employees under the Services and Secondment Agreement. Prior to the IPO, salaries and benefits of Westlake Management Services, Inc. were allocated to the Predecessor primarily on the basis of direct usage.
Charges from related parties for goods and services capitalized as assets were as follows:

	Year Ended December 31,
	2015	2014	2013
			Predecessor
Goods and services purchased from Westlake and capitalized as assets	$4,332	$5,823	$20,222
Accounts Receivable from and Accounts Payable to Related Parties
OpCo's accounts receivable from Westlake result primarily from ethylene sales to Westlake under the Ethylene Sales Agreement. OpCo's accounts payable to Westlake result primarily from feedstock purchases under the Feedstock Supply Agreement and services provided under the Services and Secondment Agreement and the Omnibus Agreement.
The related party accounts receivable and accounts payable balances were as follows:

	December 31,
	2015	2014
Accounts receivable, net—Westlake	$39,655	$18,529
Accounts payable—Westlake	15,164	5,332
Debt Payable to Related Parties
OpCo assumed the August 2013 Promissory Notes and entered into a senior unsecured revolving credit facility with Westlake in connection with the IPO. Prior to the IPO, the Predecessor funded certain capital expenditures through the August 2013 Promissory Notes payable to Westlake which were assumed by OpCo in connection with the IPO. See Note 9 for a description of related party debt payable balances. Interest on related party debt payable balances, net of capitalized interest, for the year ended December 31, 2015 and for the period from August 4, 2014 to December 31, 2014 were $2,691 and $10,499, respectively, and are reflected as a component of other income (expense) in the combined statements of operations. Interest capitalized as a component of property, plant and equipment on related party debt was $5,116 for the year ended December 31, 2015 and was $2,638 for the period from August 4, 2014 to December 31, 2014. At December 31, 2015 and 2014, accrued interest on related party debt was $1,964 and $2,403, respectively, and is reflected as a component of accrued liabilities in the balance sheets. At December 31, 2014, accrued interest of $7,506 was included as a component of the outstanding debt payable to Westlake.
Debt payable to related parties was as follows:

	December 31,
	2015	2014
Long-term debt payable to Westlake	$248,665	$227,638
General
OpCo, together with other subsidiaries of Westlake not included in these combined financial statements, are guarantors under Westlake's revolving credit facility and the indentures governing its senior notes. As of December 31, 2015, Westlake had

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars)

outstanding letters of credit totaling $30,098 under its revolving credit facility and $754,000 principal amount outstanding under its senior notes (less the unamortized discount of $774).
The indentures governing Westlake's senior notes prevent OpCo from making distributions to the Partnership if any default or event of default (as defined in the indentures) exists. However, Westlake's credit facility does not prevent OpCo from making distributions to the Partnership.
During the year ended December 31, 2015, OpCo reimbursed $1,033 to Westlake for certain state tax payments.
OpCo has entered into two site lease agreements with Westlake in connection with the IPO, and each has a term of 50 years. Pursuant to the site lease agreements, OpCo pays Westlake one dollar per site per year.
11. Fair Value Measurements
The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Under the accounting guidance for fair value measurements, inputs used to measure fair value are classified in one of three levels:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
There were no assets or liabilities accounted for at fair value on a recurring basis as of December 31, 2014 and December 31, 2015.
OpCo has financial assets and liabilities subject to fair value measures. These financial assets and liabilities include cash and cash equivalents, accounts receivable, net, accounts payable and long-term debt payable to Westlake, all of which are recorded at carrying value. The amounts reported in the balance sheets for accounts receivable, net and accounts payable approximate their fair value due to the short maturities of these instruments. The carrying and fair values of OpCo's long-term debt at December 31, 2015 and December 31, 2014 are summarized in the table below. OpCo's long-term debt includes the August 2013 Promissory Notes and the OpCo Revolver. The fair value of debt is determined based on the present value of expected future cash flows using a discounted cash flow methodology. Because OpCo's valuation methodology used for long-term debt requires the use of significant unobservable inputs, the inputs used to measure the fair value of OpCo's long-term debt are classified as Level 3 within the fair value hierarchy. Inputs used to estimate the fair values of OpCo's long-term debt include the selection of an appropriate discount rate.

	December 31, 2015		December 31, 2014
	Carrying Value	Fair Value	Carrying Value	Fair Value

August 2013 Promissory Notes	$31,775	$31,775	$167,116	$167,116
OpCo Revolver	216,890	215,738	60,522	60,522
12. Income Taxes
OpCo is a limited partnership and is treated as a partnership for U.S. federal income tax purposes and, therefore, is not liable for entity-level federal income taxes. OpCo is, however, subject to state and local income taxes. The Predecessor's operating results were included in Westlake's consolidated U.S. federal and state income tax returns. Amounts presented in the combined financial statements prior to the IPO relate to income taxes that have been determined on a separate tax return basis and the Predecessor's contribution to Westlake Chemical Corporation's net operating losses and tax credits have been included in the Predecessor's financial statements.

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars)

The components of income tax disaggregated between OpCo and the Predecessor are as follows:

	OpCo		Predecessor
	Year Ended December 31, 2015	Period from August 4, 2014 to December 31, 2014	Period from January 1, 2014 to August 3, 2014	Year Ended December 31, 2013
Current
Federal	$—	$—	$168,773	$233,014
State and local	1,128	800	21,207	30,211
	1,128	800	189,980	263,225
Deferred
Federal	—	—	6,890	32,675
State and local	(456)	265	1,453	4,379
	(456)	265	8,343	37,054
Total provision	$672	$1,065	$198,323	$300,279
The reconciliation of income tax expense at the U.S. statutory rate to the income tax expense disaggregated between OpCo and the Predecessor is as follows:

	OpCo		Predecessor
	Year Ended December 31, 2015	Period from August 4, 2014 to December 31, 2014	Period from January 1, 2014 to August 3, 2014	Year Ended December 31, 2013
Provision for federal income tax, at statutory rate	$125,997	$53,178	$195,880	$296,389
State income tax provision, net of federal income tax effect	672	1,065	14,729	22,484
OpCo's income not subject to entity-level federal income tax	(125,997)	(53,178)	—	—
Manufacturing deduction	—	—	(12,214)	(18,270)
Other, net	—	—	(72)	(324)
	$672	$1,065	$198,323	$300,279
The tax effects of the principal temporary differences between financial reporting and income tax reporting are as follows:

	December 31,
	2015	2014
Property, plant and equipment	$(1,291)	$(1,650)
Turnaround costs	(101)	(198)
Total deferred tax liabilities	$(1,392)	$(1,848)

Balance sheet classifications
Noncurrent deferred tax liability	$(1,392)	$(1,848)
Total deferred tax liabilities	$(1,392)	$(1,848)
13. Supplemental Information
Accrued Liabilities
Accrued liabilities were $21,873 and $11,225 at December 31, 2015 and 2014, respectively. Accruals related to capital expenditures and maintenance expenses, which are components of accrued liabilities, were $14,745 and $2,949 at December 31, 2015, respectively, and were $5,026 and $1,535 at December 31, 2014, respectively. No other component of accrued liabilities was more than five percent of total current liabilities.

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars)

Cash Flow Information
Non-cash Operating Activity
The Predecessor settled $9,315 of its total interest expense incurred on long-term debt payable to Westlake as an addition to principal on debt outstanding in 2014.
Non-cash Investing Activity
The change in capital expenditure accrual reducing additions to property, plant and equipment was $14,552, $418 and $7,937 for the years ended December 31, 2015, 2014 and 2013, respectively.
Non-cash Financing Activity
Related party notes payable to Westlake of $238,600 were deemed settled through net investment in 2014. The non-cash settlement was recorded as an increase in Westlake's net investment in the Predecessor. No cash was transferred in connection with the deemed settlement of these notes.
Interest and Income Taxes
Interest paid by OpCo, net of interest capitalized was $8,244 and $1,366 for the years ended December 31, 2015 and 2014, respectively. Income tax paid by OpCo was $1,264 for the year ended December 31, 2015, of which $231 was paid directly to the tax authorities and $1,033 was paid to Westlake as reimbursement. No income tax payments were made in 2014 by OpCo. Westlake uses a centralized cash management system to finance its operations. As such, interest, net of interest capitalized, and income taxes were paid directly by Westlake and charged to the Predecessor through related party accounts receivable, net prior to the IPO. Related party accounts receivable, net were settled immediately through net investment and, therefore, the Predecessor did not pay cash for interest expense or income tax expense during the year ended December 31, 2013.
14. Commitments and Contingencies
OpCo is subject to environmental laws and regulations that can impose civil and criminal sanctions and that may require OpCo to mitigate the effects of contamination caused by the release or disposal of hazardous substances into the environment. These laws include the federal Clean Air Act, the federal Water Pollution Control Act, the Resource Conservation and Recovery Act ("RCRA"), the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), the Toxic Substances Control Act and various other federal, state and local laws and regulations. Under CERCLA, an owner or operator of property may be held strictly liable for remediating contamination without regard to whether that person caused the contamination, and without regard to whether the practices that resulted in the contamination were legal at the time they occurred. Because OpCo's production sites have a history of industrial use, it is impossible to predict precisely what effect these legal requirements will have on OpCo. Westlake will indemnify OpCo for liabilities that occurred or existed prior to August 4, 2014.
Contract Disputes with Goodrich and PolyOne. In connection with the 1990 and 1997 acquisitions of the Goodrich Corporation ("Goodrich") chemical manufacturing facility in Calvert City, Kentucky, which is a portion of the B.F. Goodrich superfund site, Goodrich agreed to indemnify Westlake for any liabilities related to preexisting contamination at the site. Westlake agreed to indemnify Goodrich for post-closing contamination caused by Westlake's operations. The soil and groundwater at the site had been extensively contaminated under Goodrich's operations. In 1993, Goodrich spun off the predecessor of PolyOne Corporation ("PolyOne"), and that predecessor assumed Goodrich's indemnification obligations relating to preexisting contamination.
In 2003, litigation arose among Westlake, Goodrich and PolyOne with respect to the allocation of the cost of remediating contamination at the site. The parties settled this litigation in December 2007, and the case was dismissed. In the settlement the parties agreed that, among other things: (1) PolyOne would pay 100% of the costs (with specified exceptions), net of recoveries or credits from third parties, incurred with respect to environmental issues at the Calvert City site from August 1, 2007 forward; (2) either Westlake or PolyOne might, from time to time in the future (but not more than once every five years), institute an arbitration proceeding to adjust that percentage; and (3) Westlake and PolyOne would negotiate a new environmental remediation utilities and Services and Secondment Agreement to cover Westlake's provision to or on behalf of PolyOne of certain environmental remediation services at the site. The current environmental remediation activities at the Calvert City site do not have a specified termination date but are expected to last for the foreseeable future. The costs incurred by Westlake that

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars)

have been invoiced to PolyOne to provide the environmental remediation services were $2,210, $2,805 and $3,284 in 2015, 2014 and 2013, respectively. By letter dated March 16, 2010, PolyOne notified Westlake that it was initiating an arbitration proceeding under the settlement agreement. In this proceeding, PolyOne sought to readjust the percentage allocation of costs and to recover approximately $1,400 from Westlake in reimbursement of previously paid remediation costs. In December 2015, the arbitration panel dismissed the proceeding with prejudice. In a separate proceeding in Ohio state court, Westlake is seeking certain insurance documents from PolyOne.
Westlake will indemnify OpCo for liabilities that occurred or existed prior to August 4, 2014.
State Administrative Proceedings. There are several administrative proceedings in Kentucky involving Westlake, Goodrich and PolyOne related to the same manufacturing site in Calvert City, which includes OpCo's natural gas liquids processing facility in Calvert City. In 2003, the Kentucky Environmental and Public Protection Cabinet (the "Cabinet") re-issued Goodrich's RCRA permit which requires Goodrich to remediate contamination at the Calvert City manufacturing site. Both Goodrich and PolyOne challenged various terms of the permit in an attempt to shift Goodrich's clean-up obligations under the permit to Westlake. Westlake intervened in the proceedings. The Cabinet has suspended all corrective action under the RCRA permit in deference to a remedial investigation and feasibility study ("RIFS") being conducted, under the auspices of the U.S. Environmental Protection Agency ("EPA") pursuant to an Administrative Settlement Agreement ("AOC"), which became effective on December 9, 2009. See "Federal Administrative Proceedings" below. Periodic status conferences will be held to evaluate whether additional proceedings will be required.
Federal Administrative Proceedings. In May 2009, the Cabinet sent a letter to the EPA requesting the EPA's assistance in addressing contamination at the Calvert City site under CERCLA. In its response to the Cabinet, the EPA stated that it concurred with the Cabinet's request and would incorporate work previously conducted under the Cabinet's RCRA authority into the EPA's cleanup efforts under CERCLA. Since 1983, the EPA has been addressing contamination at an abandoned landfill adjacent to OpCo's plant which had been operated by Goodrich and which was being remediated pursuant to CERCLA. The EPA has directed Goodrich and PolyOne to conduct additional investigation activities at the landfill and at the Calvert City site. In June 2009, the EPA notified Westlake that Westlake may have potential liability under section 107(a) of CERCLA at its plant site. Liability under section 107(a) of CERCLA is strict and joint and several. The EPA also identified Goodrich and PolyOne, among others, as potentially responsible parties at the plant site. Westlake negotiated, in conjunction with the other potentially responsible parties, an AOC and an order to conduct an RIFS. Due to OpCo's ownership and current operation of the property, OpCo may be subject to additional requirements and liabilities under CERCLA.
Potential Flare Modifications. For several years, the EPA has been conducting an enforcement initiative against petroleum refineries and petrochemical plants with respect to emissions from flares. A number of companies have entered into consent agreements with the EPA requiring both modifications to reduce flare emissions and the installation of additional equipment to better track flare operations and emissions. On April 21, 2014, Westlake received a Clean Air Act Section 114 Information Request from the EPA which sought information regarding flares at the Calvert City and Lake Charles facilities. Westlake submitted information pursuant to such request, including information regarding three flares that OpCo owns. The EPA has informed Westlake that the information provided leads the EPA to believe that some of the flares are out of compliance with applicable standards. The EPA has demanded that Westlake conduct additional flare sampling and provide supplemental information. Westlake is currently in negotiations with the EPA regarding these demands, some of which are applicable to OpCo's flares. The EPA has indicated that it is seeking a consent decree with that would obligate Westlake to take corrective actions relating to the alleged noncompliance. Westlake has not agreed that any flares are out of compliance or that any corrective actions are warranted. Depending on the outcome of Westlake's negotiations with the EPA, additional controls on emissions from OpCo's flares may be required and these could result in increased capital and operating costs.
Louisiana Notice of Violations. The Louisiana Department of Environmental Quality ("LDEQ") has issued notices of violations ("NOVs") regarding OpCo's assets, and those of Westlake, for various air compliance issues. OpCo and Westlake are working with LDEQ to settle these claims, and a global settlement of all claims is being discussed. While settlement may result in a total civil penalty in excess of $100, such a settlement will likely cover assets owned by OpCo and Westlake, and to the extent it covers OpCo's assets, Westlake has reached a verbal agreement with the LDEQ to settle various NOVs in two separate settlements for a combined $192 in civil penalties.
Westlake will indemnify OpCo for liabilities that occurred or existed prior to August 4, 2014.
In addition to the matters described above, OpCo is involved in various legal proceedings incidental to the conduct of its business. OpCo does not believe that any of these legal proceedings will have a material adverse effect on its financial condition, results of operations or cash flows.

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(in thousands of dollars)

Other Commitments
OpCo is obligated under various long-term and short-term noncancelable operating leases, primarily related to rail car leases and land. Several of the leases provide for renewal terms. At December 31, 2015, future minimum lease commitments were as follows:

2016	$1,300
2017	1,056
2018	817
2019	749
2020	682
Thereafter	994
$5,598
Rental expense was approximately $3,125, $3,558 and $3,933 for the years ended December 31, 2015, 2014 and 2013, respectively.
OpCo has various purchase commitments for its capital projects and for materials, supplies and services incident to the ordinary conduct of business. Such commitments are at prices not in excess of market prices.
15. Major Customer and Concentration of Credit Risk
During the years ended December 31, 2015, 2014 and 2013, Westlake accounted for approximately 82.9%, 73.8% and 75.3%, respectively, of OpCo's and the Predecessor's net sales.
16. Subsequent Events
Subsequent events were evaluated through the date on which the financial statements were issued.